FEDERAL INSURANCE COMPANY
Endorsement No: 5
Bond Number: 81249958

NAME OF ASSURED:     THE GLENMEDE FUND, INC

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

The Glenmede Fund, Inc. and The Glenmede Portfolios

100 Summer Street, Floor 7

SUM0703

Boston, MA 02111

THE GLENMEDE FUND, INC.

Long/Short Portfolio (formerly Absolute Return Portfolio)

Total Market Portfolio (formerly Total Market Long/Short Portfolio)

Core Fixed Income Portfolio

Government Cash Portfolio

International Portfolio

Large Cap Core Portfolio (formerly Large Cap 100 Portfolio) – Institutional Advisor

Large Cap Growth Portfolio – Institutional Advisor

Large Cap Value Portfolio

Philadelphia International Fund

Small Cap Equity Portfolio – Institutional Advisor

Strategic Equity Portfolio

Tax-Exempt Cash Portfolio

U.S. Emerging Growth Portfolio

Secured Options Portfolio – Institutional Advisor

Philadelphia International Small Cap Fund – Class I - IV

Philadelphia International Emerging Markets Fund – Class I - IV

International Secured Options Portfolio

Mid Cap Equity Portfolio – Institutional Advisor

High Yield Municipal Portfolio

Women in Leadership U.S. Equity Portfolio

Responsible ESG U.S. Equity Portfolio

Short Term Tax Aware Fixed Income Portfolio

ICAP Bond Form 17-02-0949 (Rev. 1-97)	Page 1

THE GLENMEDE PORTFOLIOS

Muni Intermediate Portfolio

New Jersey Muni Portfolio

This Endorsement applies to loss discovered after 12:01 a.m. on June 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 18, 2016	By
Authorized Representative

ICAP Bond Form 17-02-0949 (Ed. 1-97)	Page 2

THE GLENMEDE FUND, INC.

THE GLENMEDE PORTFOLIOS

OFFICER’S CERTIFICATE

THE UNDERSIGNED, Bernard Brick, being duly elected and acting Assistant Secretary of The Glenmede Fund, Inc. (“Glenmede Fund”) and The Glenmede Portfolios (“Glenmede Portfolios,” and collectively with Glenmede Fund, the “Funds”), DOES HEREBY CERTIFY that the following is a true and correct copy of resolutions adopted by the Board of Directors/Trustees of the Funds on March 8, 2016. After discussion and upon a motion duly made and seconded, those Directors/Trustees who are not “interested persons” of the Funds as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), separately, and then all of the Directors/Trustees unanimously:

RESOLVED, that the Short Term Tax Aware Fixed Income Portfolio (the “New Portfolio”) be added as a named insured under the Funds’ existing joint fidelity bond having an aggregate coverage of $3,250,000 issued by Federal Insurance Company (the “Bond”);

FURTHER RESOLVED, that the amount of the Bond coverage is reapproved, after having given due consideration to, among other things, the value of the aggregate assets of the New Portfolio to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the New Portfolio, the nature of the securities in the New Portfolio, and the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER RESOLVED, that the premium to be paid by the New Portfolio under the Bond be, and hereby is, approved by vote of a majority of the Board (all Board members voting) and separately by a majority of the Independent Board members of the Fund after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of and the premium for the Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund under the Bond is less than the premium each Fund would have had to pay had it maintained a single insured bond;

FURTHER RESOLVED, that each Fund’s officers be, and each hereby is, authorized to procure, execute and file any endorsement as may be necessary to add the New Portfolio to the coverage of the Bond;

FURTHER RESOLVED, that each Fund’s officers be, and each hereby is, authorized and directed to take any actions as he or she may deem necessary or appropriate in order to conform the Bond to the provisions of the 1940 Act and the rules and regulations thereunder, such determinations to be conclusively evidenced by such actions; and

FURTHER RESOLVED, that the Assistant Secretary be, and hereby is, designated as the officer responsible for making the necessary filings and giving the notices required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Certificate this 27th day of October 2016.

/s/ Bernard Brick
Bernard Brick
Assistant Secretary